Hume, Kieran Inc.
Investor Relations Counsel

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

03003266

File No: 82-4478

SUPPL

03 JAN 23 AM 7:21

Wednesday, January 15, 2003

Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington, DC 20549
U.S.A.

Dear Mr. Dudek:

Herewith a release from Canadian Western Bank, dated January 15, 2003, for filing as required by Rule 12g3-2(b):

CANADIAN WESTERN TRUST TO PROVIDE VANCITY MEMBERS WITH INTERMEDIARY RRSP AND RRIF SERVICES

Cordial regards,

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Brenda Orser

Brenda Orser
Senior Associate

CC: Tracey Ball, Sr. Vice President & CFO and Darin Coutu, CFA

Attachment (1 page)

dw 1/24

CANADIAN WESTERN TRUST

For Immediate Release: Wednesday, January 15, 2003

CANADIAN WESTERN TRUST TO PROVIDE VANCITY MEMBERS WITH INTERMEDIARY RRSP AND RRIF SERVICES

Vancouver, January 15 – Canadian Western Trust (CWT), a wholly owned subsidiary of Canadian Western Bank (TSX:CWB), today announced an arrangement with Vancouver City Savings Credit Union (VanCity) whereby CWT will provide RRSP and RRIF trustee and administrative support to approximately 500 VanCity members who require the services of an independent financial advisor and trustee.

VanCity's Karen Hoffmann, VP Wealth Management, said "it's a great fit for VanCity and its members because CWT is the leading western Canadian trust company offering these services."

CWT Vice President and General Manager, Adrian Baker, said, "we are very pleased to be working with VanCity and look forward to the opportunity to provide its members with our brand of customer service."

About Vancouver City Credit Union

VanCity is Canada's largest credit union, with $7.5 billion in assets, 285,000 members, and 39 branches throughout Greater Vancouver, the Fraser Valley and Victoria. VanCity owns Citizens Bank of Canada, serving members across the country by telephone, ATM, and the Internet. Both VanCity and Citizens Bank are guided by a commitment to corporate social responsibility, and to improve the quality of life in the communities where we live and work. For information see the Company web site at www.vancity.com.

About Canadian Western Trust

Based in Vancouver, British Columbia, CWT is a wholly owned subsidiary of Canadian Western Bank. CWT offers self-directed registered accounts and investment loan services geared towards independent financial planners, advisors and mortgage brokers. CWT also provides corporate and group services to corporations who offer employee compensation plans. CWT has over $1 billion of assets under administration in self-directed RRSPs and corporate appointments. For more information see the company web site at www.cwt.ca.

About Canadian Western Bank

Canadian Western Bank offers highly personalized "Think Western" service through its 27 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". For more information see the company web site at www.cwbank.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Adrian Baker
Vice President and General Manager
Canadian Western Trust
Phone: (604) 443-5105
Email: adrian.baker@cwt.ca

Sara Holland
Corporate Communications and Public Affairs
Vancouver City Savings Credit Union
Phone: (604) 877-7680
Email: Sara_Holland@vancity.com

Jon W. Kieran, Investor Relations
Hume, Kieran Inc.
Phone: (416) 868-1079
Email: jon@humekieran.com